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             BOSTON FINANCIAL TAX CREDIT FUND VII, A LIMITED PARTNERSHIP
                                   101 Arch Street
                                   Boston, MA 02110


                                                 August 18, 1997

Dear Limited Partner:

    As you are by now aware, Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company (the "Purchaser"), has made an offer (the "Oldham Offer") to purchase Units representing units of limited partnership interests ("Units") of Boston Financial Tax Credit Fund VII, A Limited Partnership (the "Partnership"), for an increased cash purchase price of $820 per Unit. The Purchaser is an affiliate of Arch Street VII, Inc., and Arch Street VII Limited Partnership , the general partners of the Partnership (the "General Partners").

    The General Partners are expressing no opinion and are remaining neutral with respect to the Oldham Offer. Although the General Partners are not making a recommendation with respect to the Oldham Offer, the General Partners believe that Limited Partners should carefully consider the following factors in making their own decision of whether to accept or reject the Oldham Offer:

- The Purchaser is an affiliate of the General Partners. The executive officers and directors of the managing member of the Purchaser also serve as the executive officers and directors of the Managing General Partner. Therefore, the General Partners, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its Limited Partners:

    -    There may be a conflict of interest in responding to the Oldham Offer.

    - If the Purchaser is successful in acquiring a significant number of Units pursuant to the Oldham Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. This voting ability could prevent nontendering Limited Partners from taking action that they desired but the Purchaser and the General Partners opposed and enable the Purchaser and the General Partners to take action desired by the Partnership but opposed by the nontendering Limited Partners.

    - There may also be a conflict of interest if the Purchaser's acquisition of Units has the effect of making any future change in the Partnership's current management by the General Partners more difficult.


- The Oldham Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership. Limited Partners who have a present

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    or future need for the tax credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to the Oldham Offer.

- As stated by the Purchaser in the Oldham Offer, there may be a conflict of interest between the Purchaser's desire to purchase the Units at a low price and a Limited Partner's desire to sell its Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender. Furthermore, Limited Partners should be aware that a secondary market exists for the Units.

- LIMITED PARTNERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE UNITS SHOULD THEY TENDER PURSUANT TO THE OLDHAM OFFER.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties. The Partnership has made no distributions to Limited Partners in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

- Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Oldham Offer.


    Enclosed is a copy of the Partnership's amended Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Oldham Offer. Limited Partners are advised to carefully read the amended Schedule 14D-9.


    Please do not hesitate to call the Partnership at (800) 829-9213 (ext. 10) for assistance in any Partnership matter.

                             BOSTON FINANCIAL TAX CREDIT FUND
                             VII, A LIMITED PARTNERSHIP

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